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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
               13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)
                              (Amendment No. __)(1)


                             Telenetics Corporation
                             ----------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    87943P101
                                    ---------
                                 (CUSIP Number)

                                 April 14, 2003
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_|  Rule 13d-1(b)

                  |X|  Rule 13d-1(c)

                  |_|  Rule 13d-1(d)


                               (Page 1 of 9 Pages)

-----------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).


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CUSIP NO. 87943P101                                  13G                       Page      2       of      9   Pages
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
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             SDS Capital Advisors, LP (f/k/a SDS Merchant Fund, LP)
------------ ---------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                              (a) |_|
                                                                                                              (b) |X|
------------ ---------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

------------ ---------------------------------------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
------------------------------- ----------- --------------------------------------------------------------------------------
                                    5       SOLE VOTING POWER

                                            5,440,380

         NUMBER OF              ----------- --------------------------------------------------------------------------------
          SHARES                    6       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                          0
            EACH
         REPORTING              ----------- --------------------------------------------------------------------------------
           PERSON                   7       SOLE DISPOSITIVE POWER
            WITH
                                            5,440,380

                                ----------- --------------------------------------------------------------------------------
                                    8       SHARED DISPOSITIVE POWER

                                            0

------------ ---------------------------------------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,440,380
------------ ---------------------------------------------------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    |_|
------------ ---------------------------------------------------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             12.4%
------------ ---------------------------------------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*

             PN
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                      *SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP NO. 87943P101                                  13G                       Page      3       of      9   Pages
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     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             SDS Capital Partners, LLC
------------ ---------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                              (a) |_|
                                                                                                              (b) |X|
------------ ---------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

------------ ---------------------------------------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
------------------------------- ----------- --------------------------------------------------------------------------------
                                    5       SOLE VOTING POWER

                                            0

         NUMBER OF              ----------- --------------------------------------------------------------------------------
          SHARES                    6       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                          5,440,380
            EACH
         REPORTING              ----------- --------------------------------------------------------------------------------
           PERSON                   7       SOLE DISPOSITIVE POWER
            WITH
                                            0

                                ----------- --------------------------------------------------------------------------------
                                    8       SHARED DISPOSITIVE POWER

                                            5,440,380

------------ ---------------------------------------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,440,380
------------ ---------------------------------------------------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    |_|
------------ ---------------------------------------------------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             12.4%
------------ ---------------------------------------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*

             OO
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                      *SEE INSTRUCTION BEFORE FILLING OUT!
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CUSIP NO. 87943P101                                  13G                       Page      4       of      9   Pages
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     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Mr. Steven Derby
------------ ---------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                              (a) |_|
                                                                                                              (b) |X|
------------ ---------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY

------------ ---------------------------------------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
------------------------------- ----------- --------------------------------------------------------------------------------
                                    5       SOLE VOTING POWER

                                            0

         NUMBER OF              ----------- --------------------------------------------------------------------------------
          SHARES                    6       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                          5,440,380
            EACH
         REPORTING              ----------- --------------------------------------------------------------------------------
           PERSON                   7       SOLE DISPOSITIVE POWER
            WITH
                                            0

                                ----------- --------------------------------------------------------------------------------
                                    8       SHARED DISPOSITIVE POWER

                                            5,440,380

------------ ---------------------------------------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,440,380
------------ ---------------------------------------------------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    |_|
------------ ---------------------------------------------------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             12.4%
------------ ---------------------------------------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*

             IN
----------------------------------------------------------------------------------------------------------------------------
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                      *SEE INSTRUCTION BEFORE FILLING OUT!
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CUSIP NO. 87943P101                                  13G                       Page      5       of      9   Pages
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                                    SCHEDULE 13-G - TO BE INCLUDED IN STATEMENTS
                                           FILED PURSUANT TO RULE 13d-1(c)

ITEM 1(A). NAME OF ISSUER:

                  Telenetics Corporation

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  39 Parker
                  Irvine, California 92618

ITEM 2(A). NAME OF PERSON FILING:

                  SDS Capital Advisors, LP (f/k/a SDS Merchant Fund, LP) (the "Partnership")
                  c/o SDS Capital Partners, LLC
                  53 Forest Avenue, 2nd Floor
                  Old Greenwich, CT 06870
                  Delaware limited partnership

                  SDS Capital Partners, LLC (the "General Partner") 53 Forest Avenue, 2nd Floor
                  Old Greenwich, CT 06870
                  Delaware limited liability company

                  Mr. Steven Derby
                  Sole Managing Member of the General Partner
                  53 Forest Avenue, 2nd Floor
                  Old Greenwich, CT 06870
                  United States citizen

                  The Partnership, the General Partner, and Mr. Derby are collectively referred to herein as the Reporting Persons.



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CUSIP NO. 87943P101                                  13G                       Page      6       of      9   Pages
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ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  See Item 2(a).

ITEM 2(C). CITIZENSHIP:

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

                  Common Stock, no par value (the "Common Stock")

ITEM 2(E). CUSIP NUMBER:

                  87943P101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
        (C), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

ITEM 4. OWNERSHIP.

         1.       The Partnership

                  (a) Amount beneficially owned: 5,440,380 shares

                  (b) Percent of class: 12.4%. (The percentage of Common Stock reported as beneficially owned is based upon 43,796,501 shares outstanding as reported by the Issuer on its Annual Report on Form 10-KSB for the year ended December 31, 2002.)

                  (c) Number of shares as to which such person has:

                      (i) Sole power to vote or to direct the vote: 5,440,380 shares

                      (ii)  Shared power to vote or to direct the vote: 0 shares

                      (iii) Sole power to dispose or to direct the disposition
                            of: 5,440,380 shares

                      (iv) Shared power to dispose or to direct the disposition of: 0 shares.




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         2.       The General Partner

                  (a) Amount beneficially owned: 5,440,380 shares

                  (b) Percent of class: 12.4%. (The percentage of Common Stock reported as beneficially owned is based upon 43,796,501 shares outstanding as reported by the Issuer on its Annual Report on Form 10-KSB for the year ended December 31, 2002.)

                  (c) Number of shares as to which such person has:

                      (i)   Sole power to vote or to direct the vote: 0 shares

                      (ii)  Shared power to vote or to direct the vote:
                            5,440,380 shares

                      (iii) Sole power to dispose or to direct the disposition
                            of: 0 shares

                      (iv) Shared power to dispose or to direct the disposition of: 5,440,380 shares.

                  The shares reported herein by the General Partner are beneficially owned as a result of the purchase of such shares by the Partnership. The General Partner, in its capacity as the sole general partner of the Partnership, may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares beneficially owned by the Partnership.

         3. Mr. Derby

                  (a) Amount beneficially owned: 5,440,380 shares

                  (b) Percent of class: 12.4%. (The percentage of Common Stock reported as beneficially owned is based upon 43,796,501 shares outstanding as reported by the Issuer on its Annual Report on Form 10-KSB for the year ended December 31, 2002.)

                  (c) Number of shares as to which such person has:

                      (i)   Sole power to vote or to direct the vote: 0 shares

                      (ii)  Shared power to vote or to direct the vote:
                            5,440,380 shares

                      (iii) Sole power to dispose or to direct the disposition
                            of: 0 shares

                      (iv) Shared power to dispose or to direct the disposition of: 5,440,380 shares



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CUSIP NO. 87943P101                                  13G                       Page      8       of      9   Pages
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                  The shares reported herein by the General Partner are
beneficially owned as a result of the purchase of such shares by the
Partnership. Mr. Derby, in his capacity as the managing members of the General
Partner, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the shares beneficially owned by the
Partnership. Mr. Derby disclaims beneficial ownership of the shares reported herein except to the extent of any pecuniary interest.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
        THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                  Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

                  Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10. CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.


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CUSIP NO. 87943P101                                  13G                       Page      9       of      9   Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2005

                            SDS CAPITAL ADVISORS, LP
                            By: SDS Capital Partners, LLC, its General Partner


                            By: /s/ Steven Derby
                                ------------------------------------
                            Name: Steven Derby
                            Title: Managing Member

                            SDS CAPITAL PARTNERS, LLC


                            By: /s/ Steven Derby
                                ------------------------------------
                            Name: Steven Derby
                            Title: Managing Member


                            /s/ Steven Derby
                            ----------------------------------------
                            Steven Derby




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                                    EXHIBIT 1

            The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

                            SDS CAPITAL ADVISORS, LP
                            By: SDS Capital Partners, LLC, its General Partner


                            By: /s/ Steven Derby
                                ------------------------------------
                            Name: Steven Derby
                            Title: Managing Member

                            SDS CAPITAL PARTNERS, LLC


                            By: /s/ Steven Derby
                                ------------------------------------
                            Name: Steven Derby
                            Title: Managing Member


                            /s/ Steven Derby
                            ----------------------------------------
                            Steven Derby


Dated: February 4, 2005